Burns Philp

02 APR 18

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	18 April, 2002
SUBJECT:	SALE OF AUSTRALASIAN TERMINALS AND NORTH AMERICAN INDUSTRIAL VINEGAR DIVISIONS
No of Pages:	2 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the ASX today.

02028799

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

18 April 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

SALE OF AUSTRALASIAN TERMINALS AND NORTH AMERICAN INDUSTRIAL VINEGAR DIVISIONS

The Burns Philp Board has decided to sell its Australasian Terminals Division and North American Industrial Vinegar Division, subject to the terms being satisfactory.

Terminals Division

The Terminals Division provides bulk liquid storage and handling services to the chemical, plastics and industrial food ingredients industries in Australia and New Zealand. The Terminals Division operates in New Zealand through the Burns Philp Group's wholly owned subsidiary, Bulk Storage Terminals Limited ("BST").

Terminals is the largest industry participant in both the Australian and New Zealand markets in terms of storage capacity and geographic diversity of operations. It operates in four of Australia's seven major ports (Coode Island in Melbourne, Port Botany in Sydney, Geelong and Adelaide) as well as four of New Zealand's six major ports (Auckland (in which BST has a 50% interest), Mt. Maunganui, Wellington and New Plymouth).

Burns Philp has appointed Credit Suisse First Boston Australia Limited to conduct a sale of the Division.

North American Industrial Vinegar Division

The Industrial Vinegar Division trades under the Fleischmann's brand name and is the leading producer of industrial vinegar in North America. The Division operates from eight locations in U.S.A. and Canada.

Burns Philp has appointed Credit Suisse First Boston (New York office) to conduct a sale of the Division.

Yours sincerely

HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

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